                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                Amendment No. 10


                             PRECISION SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                   740329-10-7
                                  ------------
                                 (CUSIP Number)


                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 31, 1998
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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
CUSIP No. 740329-10-7
--------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership                  Crystal Diamond, Inc.                   Roy M. Speer
     88-0224372                     88-0223159                              ###-##-####

--------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                                     (a) [X]
     of a Group  (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------------------
(4)  Source of Funds
                                       PF

--------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                                    [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A

--------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

--------------------------------------------------------------------------------------------
Number of Shares                        (7)  Sole Voting Power
Beneficially Owned                                     0
by Each Reporting                       ----------------------------------------------------
Person With                             (8)  Shared Voting Power
                                             3,634,432 by each person
                                        ----------------------------------------------------
                                        (9)  Sole Dispositive Power
                                                       0
                                        ----------------------------------------------------
                                        (10) Shared Dispositive Power
                                             3,634,432 by each person
--------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares
--------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                                   [X]
     Excludes Certain Shares
--------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.84%
     Crystal Diamond, Inc. -- 19.84%
     Roy M. Speer -- 19.84%

--------------------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN

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Securities and Exchange Commission
Washington, D.C.
Schedule 13D


            RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 and by that Amendment No. 8 to the Schedule 13D dated March 4, 1998 and by that Amendment No. 9 to the Schedule 13D dated April 22, 1998,(as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

            On August 31, 1998, PSI and Speer entered into a First Amendment ("Amendment") to the Agreement. The Amendment provides that in the event that Speer elects the Alternative Transaction, the cash portion of the contribution to be made by Speer to PSI will be reduced from $60,000,000 to $36,000,000 and the number of shares to be received by Speer from PSI in the transaction will be reduced from 65,000,000 to 41,000,000. The source of the funds to be used in such transaction will be the working capital of RMS.

            Also, pursuant to the terms of the Amendment, PSI has agreed to increase the number of members of its Board of Directors from five to six persons in the event of consummation of either the Contribution and Exchange Transaction or the Alternative Transaction. Upon consummation of the Agreement, as amended, two nominees of Speer will be elected to fill vacancies on the PSI Board of Directors. At the closing date, PSI will appoint a nominee of Speer to serve as President and Chief Executive Officer of PSI.

            In addition, Speer agreed to increase the line of credit to PSI from $3,000,000 to $5,000,000. The source of the funds to be

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used in such transaction will be the working capital of RMS. The expiration date of the Agreement was extended by the Amendment from August 31, 1998 to October 31, 1998.

ITEM 4.        PURPOSE OF TRANSACTION

            Item 4(a) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

            The Amendment amended the Agreement such that the cash to be contributed by Speer to PSI under the Alternative Transaction will be reduced from $60,000,000 to $36,000,000 and the number of shares to be received by Speer from PSI in the transaction will be reduced from 65,000,000 to 41,000,000. The source of the funds to be used in such transaction will be the working capital of RMS.

               Pursuant to the terms of the Amendment, PSI has agreed to increase the number of members of its Board of Directors from five to six persons in the event of consummation of either the Contribution and Exchange Transaction or the Alternative Transaction. Upon consummation of the Agreement, as amended, two nominees of Speer will be elected to fill vacancies on the PSI Board of Directors. At the closing date, PSI will appoint a nominee of Speer to serve as President and Chief Executive Officer of PSI.

            Also, Speer agreed to increase the line of credit to PSI from $3,000,000 to $5,000,000. The source of the funds to be used in such transaction will be the working capital of RMS. The expiration date of the Agreement was extended by the Amendment from August 31, 1998 to October 31, 1998.

            Item 4(d) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

            Pursuant to the terms of the Amendment, PSI has agreed to increase the number of members of its Board of Directors from five to six persons in the event of consummation of either the Contribution and Exchange Transaction or the Alternative Transaction. Upon consummation of the Agreement, as amended, two nominees of Speer will be elected to fill vacancies on the PSI Board of Directors. At the closing date, PSI will appoint a nominee of Speer to serve as President and Chief Executive Officer of PSI.

            Upon consummation of the Alternative Transaction as amended, Speer will control approximately 70% of the Common Stock of PSI.

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Upon consummation of the Contribution and Exchange Transaction, Speer will control approximately 84% of the Common Stock of PSI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is amended by adding the following paragraph thereto:

     The Amendment amended the Alternative Transaction such that the cash contributed to PSI under the Alternative Transaction will be reduced from $60,000,000 to $36,000,000 and the equivalent number of shares to be received by Speer from PSI will be reduced from 65,000,000 to 41,000,000. The source of the funds to be used in such transaction is the working capital of Speer and its controlled limited partnerships.

     Pursuant to the terms of the Amendment, PSI has agreed to increase the number of members of its Board of Directors from five to six persons in the event of consummation of either the Contribution and Exchange Transaction or the Alternative Transaction. Upon consummation of the Agreement, as amended, two nominees of Speer will be elected to fill vacancies on the PSI Board of Directors. At the closing date, PSI will appoint a nominee of Speer to serve as President and Chief Executive Officer of PSI.

     Also, Speer agreed to increase the line of credit to PSI from $3,000,000 to $5,000,000. The source of the funds to be used in such transaction is the working capital of Speer and its controlled limited partnerships. The expiration date of the Agreement was extended by the Amendment from August 31, 1998 to October 31, 1998.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - C       Incorporated by reference from Amendment No. 9
                         to the Schedule 13D dated April 22, 1998.


     Exhibit D           First Amendment to the Contribution and Share
                         Exchange Agreement dated as of August 31, 1998.


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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 1998


                                                    /s/ Roy M. Speer
                                                    ----------------------------
                                                    Roy M. Speer


                                                    RMS LIMITED PARTNERSHIP,
                                                    a Nevada limited partnership


                                                    /s/ C. Thomas Burton
                                                    ----------------------------
                                                    C. Thomas Burton
                                                    President
                                                    of Crystal Diamond, Inc.,
                                                    the Managing General Partner
                                                    of RMS Limited Partnership


                                                    CRYSTAL DIAMOND, INC.,
                                                    a Nevada corporation


                                                    /s/ C. Thomas Burton
                                                    ----------------------------
                                                    C. Thomas Burton
                                                    President











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